

10031713

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JUL 3 0 2010
Washington, DC
110

SEC FILE NUMBER
8- 50322

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/09 (MM/DD/YY) AND ENDING 05/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BKD Corporate Finance, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 East St. Louis Street, Suite 1000
(No. and Street)

Springfield (City) MO (State) 65806 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven D. Blumreich 417 869-8588
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLIFTON GUNDERSON LLP
(Name – *if individual, state last, first, middle name*)

10001 INNOVATION DR., SUITE 201 (Address) MILWAUKEE (City) WI (State) 53226 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 8/5

OATH OR AFFIRMATION

I, STEVEN D. BLUMREICH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BKD CORPORATE FINANCE, LLC, as of MAY 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

Signature

PRESIDENT

Title

____

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS


Clifton
Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

Board of Directors
BKD Corporate Finance, L.L.C.
Springfield, Missouri

We have audited the accompanying statement of financial condition of BKD Corporate Finance, L.L.C. (the Company) as of May 31, 2010 and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BKD Corporate Finance, L.L.C. as of May 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Milwaukee, Wisconsin
July 27, 2010

BKD CORPORATE FINANCE, L.L.C.
STATEMENT OF FINANCIAL CONDITION
May 31, 2010

ASSETS

Cash and cash equivalents	$ 428,007
Investments	5,577
Accounts receivable and unbilled fees, less valuation allowance of $844,001	25,413
Prepaid expenses	320
TOTAL ASSETS	$ 459,317

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$ 81,885
Member's equity	377,432
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 459,317

The accompanying notes are an integral part of the financial statements.

BKD CORPORATE FINANCE, L.L.C.
STATEMENT OF OPERATIONS
Year Ended May 31, 2010

REVENUE		
Commissions and fees	$1,312,018	
Interest	28	
Unrealized loss	(756)	
Total revenue		$1,311,290
EXPENSES		
Employee compensation and benefits	898,178	
Occupancy and equipment costs	80,645	
Legal and professional	161,150	
Bad debts	5,797	
Advertising and promotion	23,036	
Publications	36,187	
Travel	24,155	
Insurance	12,337	
Other	103,145	
Total expenses		1, 344,630
NET LOSS		$ (33,340)

The accompanying notes are an integral part of the financial statements.

BKD CORPORATE FINANCE, L.L.C.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended May 31, 2010

BALANCE, BEGINNING OF YEAR	$ 530,889
Net loss	(33,340)
Contributions	1, 431,983
Distributions	(1,552,100)
BALANCE, END OF YEAR	$ 377,432

The accompanying notes are an integral part of the financial statements.

BKD CORPORATE FINANCE, L.L.C.
STATEMENT OF CASH FLOWS
Year Ended May 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (33,340)	
Adjustments to reconcile net loss to net cash provided by operating activities:		
Expenses paid by sole member	1,181,983	
Unrealized loss on investment	756	
Effects of changes in operating assets and liabilities:		
Accounts receivable	27,329	
Prepaid expenses	5,794	
Accrued expenses	33,464	
Net cash provided by operating activities		$ 1,215,986
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions	(1,552,100)	
Contributions received	250,000	
Net cash used in financing activities		(1,302,100)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(86,114)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		514,121
CASH AND CASH EQUIVALENTS, END OF YEAR		$ 428,007

NONCASH TRANSACTION

During 2010, the Company recorded $1,181,983 of noncash contributions from its sole member for expenses paid by the sole member on the Company's behalf.

The accompanying notes are an integral part of the financial statements.

BKD CORPORATE FINANCE, L.L.C.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
May 31, 2010

BKD Corporate Finance, L.L.C. (the Company), a Missouri limited liability company, provides a limited range of investment banking services related to mergers, acquisitions, divestitures, private debt and equity placements and IPO advisory engagements. The Company will dissolve on July 15, 2024, unless an election is made to continue operations. The Company's fiscal year ends on May 31. Significant accounting policies followed by the Company are presented below.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

The Company considers all liquid investments with a maturity of three months or less when purchased to be cash equivalents.

INVESTMENTS

Investments are available for sale and stated at fair value based on quoted market prices and are classified within level 1 of the fair value hierarchy established by FASB ASC 820.

ACCOUNTS RECEIVABLE

Accounts receivable are uncollateralized customer obligations which generally require payment within forty-five days from the invoice date. Interest is charged on balances that are not paid within 45 days from the invoice date. Accounts receivable are stated at the invoice amount and represent billings from consulting engagements with commission based and hourly contracts. Payments of accounts receivable are applied to the specific invoices identified on the customer's remittance advice or, if unspecified, to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of amounts that will not be collected. The allowance for doubtful accounts is based on management's assessment of the collectibility of specific customer accounts, the aging of the accounts receivable, historical collection information, and existing economic conditions. If there is a deterioration of a major customer's credit worthiness or actual defaults are higher than the historical experience, management's estimates of recoverability of amounts due the Company could be adversely affected. All accounts or portions thereof deemed to be uncollectible are written off to the allowance for doubtful accounts.

Accounts receivable also includes unbilled fees which will not be billed unless a buyer is found. The unbilled fees are entirely offset by a valuation allowance, as collectibility of unbilled fees is not certain.

BKD CORPORATE FINANCE, L.L.C.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
May 31, 2010

REVENUE RECOGNITION

Revenue for services contracted based on hours of professional services is recognized as the service is provided at estimated billable amounts. Revenue for services for which the fees are based upon the completion of the transaction is recognized when the fees are collected.

INCOME TAXES

Since the Company is a limited liability company, it is not subject to federal, state, and local income taxes and, accordingly, no provision for income taxes is required. The sole member includes net income or loss in their income tax returns. The Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years beginning before June 1, 2007.

NEW ACCOUNTING STANDARDS

On June 29, 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) 105-10 which establishes the Codification as the source of authoritative generally accepted accounting principles (GAAP) recognized by the FASB to be applied to nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under federal laws are also sources of authoritative GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. Accounting Standard Updates issued after the effective date of this update will not be considered authoritative in their own right. Instead, the Accounting Standard Updates will serve only to update the Codification, provide background information about the guidance, and provide the basis for conclusions on the change(s) in the Codification. After the effective date of this statement, all non-grandfathered non-SEC accounting literature not included in the Codification is superseded and deemed non-authoritative. The Codification also changes the way that U.S. GAAP is referenced. ASC 105-10 is effective for interim and annual reporting periods after September 15, 2009 (effective May 31, 2010 for the Company). There was no material impact to the Company from the adoption of this update.

NEW ACCOUNTING STANDARDS (continued)

On May 28, 2009, the FASB issued ASC 855-10 which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date, but before the financial statements are issued or available to be issued. The statement sets forth the period after the balance sheet date during which management should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the required financial statements disclosures. In addition, the statement requires disclosure of the date through which an entity has evaluated subsequent events and the basis for the date, that is, whether the date represents the date the financial statements were issued or available to be issued. This update is effective for interim or annual financial periods ending after June 15, 2009. There was no material impact to the Company from the adoption of ASC 855-10.

On June 1, 2009, the Company adopted the FASB's new accounting requirements for accounting for uncertain tax positions. Under these new requirements, a tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The Company determined that it was not required to record a liability for unrecognized tax benefits as a result of implementing the new requirements.

BKD CORPORATE FINANCE, L.L.C.
NOTES TO FINANCIAL STATEMENTS
May 31, 2010

NOTE 1 - RELATED PARTY TRANSACTIONS

The Company has an agreement with its sole member in which the member pays substantially all of the expenses of the Company and is reimbursed by the Company monthly.

The Company paid the member facilities and overhead totaling $136,400 for the year ended May 31, 2010. In addition, the Company receives accounting and administrative services from the member. Fees for these services totaled $51,362 for the year ended May 31, 2010.

The Company also pays referral fees to its member when a commission fee from the sale of a customer's business is collected. The Company's general referral fee is 25% of the revenues earned net of engagement expenses on each client. Total referral fees paid to the member was $132,663 for the year ended May 31, 2010 and is included in legal and professional fees.

NOTE 2 - EMPLOYEE BENEFIT PLAN

Employees of the Company may participate in the defined contribution profit sharing plan sponsored by BKD, L.L.P. (the sole member) provided the employee meets minimum service requirements. The Company makes contributions to the plan equal to a predetermined percentage of the employees' salaries. During the year ended May 31, 2010, the Company recognized $35,172 of expense in connection with this plan.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At May 31, 2010, the Company had net capital of $337,862 which is in excess of the $5,000 requirement under Rule 15c3-1, and a net capital ratio of .25 to 1.

NOTE 4 - CONCENTRATIONS

The Company maintains most of its cash at a commercial bank located in Springfield, Missouri. Balances on deposit are insured by the Federal Deposit Insurance Corporation (FDIC) up to specified limits. Deposit balances in excess of FDIC limits are uninsured. Total cash held by the bank, which does not include outstanding checks or other reconciling items, was $443,980 as of May 31, 2010.

The Company receives a commission for the majority of its sales. Of the Company's revenue for the year ended May 31, 2010, $652,750 and $180,000 related to commissions received from Project Gold and Ozark Mailing Service, Inc. respectively.

NOTE 5 - SUBSEQUENT EVENTS

Management evaluated subsequent events through July 27, 2010, the date the financial statements were available to be issued. Events or transactions occurring after May 31, 2010, but prior to July 27, 2010 that provide additional evidence about conditions that existed at May 31, 2010, have been recognized in the financial statements for the year ended May 31, 2010. Events or transactions that provided evidence about conditions that did not exist at May 31, 2010 but arose before the financial statements were available to be issued have not been recognized in the financial statements for the year ended May 31, 2010.

SUPPLEMENTAL INFORMATION

BKD CORPORATE FINANCE, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
May 31, 2010

TOTAL MEMBER'S EQUITY		$ 377,432
Nonallowable assets		
Investment	$ 5,577	
Accounts receivable	25,413	
Prepaid expenses	320	
Total nonallowable assets		31,310
Other deductions		8,260
NET CAPITAL		$ 337,862

Reconciliation with Company's Computation
(included in Part IIA of Form X-17A-5 as of May 31, 2010)

The audited financial statements reflect a $49,898 difference, due to a year end bonus accrual, between member's equity and net capital as reported in the Company's Focus Report Part IIA.

BKD CORPORATE FINANCE, L.L.C.
COMPUTATION OF BASIC NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
Year Ended May 31, 2010

Aggregate Indebtedness	
Included in statement of financial condition	
Accounts payable, accrued expenses and other liabilities	$ 81,885
Computation of Basic Net Capital Requirement	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 5,459
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,459
Excess net capital	$ 332,403
Excess net capital at 1,000%	$ 329,673
Ratio of aggregate indebtedness to net capital	.25 to 1

BKD CORPORATE FINANCE, L.L.C.
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
Year Ended May 31, 2010

Broker-dealer is exempt from Rule 15c3-3. There were no security transactions during fiscal year 2010.

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Board of Directors
BKD Corporate Finance, L.L.C.
Springfield, Missouri

In planning and performing our audit of the financial statements of BKD Corporate Finance, L.L.C. (the Company), as of and for the year ended May 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate May 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clifton Gunderson LLP

Milwaukee, Wisconsin
July 27, 2010

BKD CORPORATE FINANCE, L.L.C.
Springfield, Missouri

FINANCIAL STATEMENTS
May 31, 2010